Filing pursuant to Rule 425

Filer: ACON S2 Acquisition Corp.

Subject Company: ACON S2 Acquisition Corp.

Registration No: 001-39525

Date: August 26, 2021

Malia Spencer (00:07:06):

Good to meet you. You know, virtually

Julia Song (00:07:10):

When is this Power Breakfast?

Malia Spencer (00:07:14):

I thought it was July, but it’s actually, I think the August one. Some things got moved and so and I don’t normally do these and so I was unclear about some of the logistics stuff, but yeah, so I believe it’s for August now.

Julia Song (00:07:31):

Hmm. And then, oh, sorry. And you are Marian?

Malia Spencer

Malia.

Julia Song

Okay.

Malia Spencer (00:07:39):

Yeah. So I cover like tech and startups and entrepreneurs. But we also have a reporter that covers sustainability and manufacturing and energy—Pete Danko. And so Pete usually covers ESS. We, sort of, we split things up a bit. And so I, I may have written a few stories early on about some funding and things, but he’s been covering you all more closely. But we all talk to each other, so we’re all aware of what is going on. So it’s super exciting times for you guys, right?

Julia Song (00:08:17):

It is. Yeah. It’s interesting time for sure. So have you visited ESS or no?

Malia Spencer

No, I haven’t.

Julia Song

Okay. Yeah. So I guess while we’re waiting, what’s the background of the other woman founder?

Malia Spencer (00:08:35):

So the others are Jamie Schmidt. She founded Schmidt’s Naturals, the natural deodorant company. And then there’s Chaunci King. She is the founder of Royalty Spirits. They make whiskey and vodka. And then the other is Nicole Schmidt and she has a company called Source that is a kind of online marketplace for people in the construction or architecture industry to get finishes. They have like a finish library that they can send things to people and you can easily track the sales reps for all of the different things that are going to go into your finished building. And I think there’s Nicole right now, so I’ll let her in. So it’s everybody’s an array of businesses, which is what I was really hoping to get is some folks that are really early. And then, you know, you and Jamie are both kind of on that later ends. So just to give people a breadth of experience and sort of industry I, Nicole, how are you? I’m good. Hi, Nicole.

Julia Song (00:09:54):

Hi Nicole, nice to meet you, we were just talking about you. Yeah. I was just trying to get an idea what each company was doing.

Nicole Schmidt (00:10:02):

Yeah, absolutely.

Malia Spencer (00:10:05):

I tried to get my way through what it is that you guys do, so,

Nicole Schmidt (00:10:09):

I’m sure you did a phenomenal job. We’re a B2B marketplace for commercial construction. So we work with architecture, designers, developers, a variety of different folks in the space of people that build spaces.

Jaime Schmidt (00:10:29):

Hi.

Malia Spencer

Hi, Jamie.

Jaime Schmidt

Good. Nice to see everyone.

Malia Spencer

Oh, wow. Perfect. Oh, everybody’s still prompt, it’s so great! I don’t normally do– so, our power breakfast is, well, usually it’s in real life and the publisher’s previously been doing them, but we have a new publisher and I think she wants reporters to get involved a little bit more. And so I don’t normally deal with the logistics and the tech and all that stuff. So I was a little nervous, but I think we’re okay. But yeah. So thanks everybody for joining. Let’s see, Chancey, are you there? It’s all the wonders of this crazy new world. Let’s see. So how’s everybody doing?

Nicole Schmidt

Good. Better than this time last year, how’s that?

Julia Song

I agree, much better.

Malia Spencer

Okay. Let’s see. Hmm. I’m gonna jump in the chat and see if Chaunci is there. Hmm. First tech trouble. I don’t know how it affects it.

Nicole Schmidt I feel like I’m a pro now and still I struggle with it some days.

Malia Spencer (00:12:18):

Internally at our office, we use teams. And so I vaguely know that slightly better, but I’ve been doing zoom with all my friends and, oh, there she is. And I never I’m never usually the host. So I’m like, I don’t know. I practiced earlier today with our, events director so that I could figure out where all the buttons are. So, you know. Hey Chaunci.

Chaunci King

Hello

Malia Spencer

Awesome. Cool. So I think we’re all here now. I will do like a little, we can edit this as well, I’ve learned, so if you stumble or you wanna start over, you can do that and they’ll, they’ll fix it in post. And so I’ll just do like a little intro and then you know, I hope this can be a conversation. So if you have questions for each other or have things you want to tack onto an answer, jump in. Cause I’m just hoping that people watching when this airs we’ll be able to kind of, you know, learn from what it is you all have done and are doing. So feel free. It’s not super formal, so please feel free to chime in on each other. And I’m going to start off with asking everybody to introduce yourself and kind of your elevator pitch so that people, so we’re all on the same page of what everybody does. And I think everybody’s got their name on there. I was told everybody needs to have their name on their their window, but I think we’re good on that. So yeah, I’ll get started if, unless anybody’s got questions or anything.

Malia Spencer (00:14:04):

Cool. Awesome. All right. Well welcome everybody. I am Malia Spencer, I use she, her pronouns and I’m the tech and startups and entrepreneurs reporter at the Portland Business Journal. I’m joined today with four founders who have all built businesses—or are building their companies—across consumer products, clean tech, food, and beverage and construction tech. I’m hoping this is a conversation, so please feel free to jump in everybody and, and answer questions, ask each other questions. And just kind of to start so we’re all on the same page, if everybody can introduce yourself and give us your elevator pitch on your business, and then maybe a little bit about kind of why you decided to start a business. Cause that’s really, so I’m always curious as to, you know, why people decide to, to do these things. So I guess we’ll start with Jamie, if you want to, if you could tell us a bit about Schmidt’s and then also what you’re up to with Color.

Jaime Schmidt (00:15:03):

Yeah. I’m, I’m Jamie Schmidt. I’m the founder of Schmidt’s naturals. It’s a brand of personal care products that I started in my kitchen in Portland back in 2010. Schmidt’s started mostly as a hobby. Portland’s the perfect city to get out and sell at farmer’s markets and street festivals. And in doing that, I saw an opportunity to grow a business. I’ll save the details for later. But I also run an investment fund called Color. I sold Schmitd’s to Unilever in 2017, and since then have been investing in other consumer brands through Color. I’m also the author of the book Super Maker, which tells the story of starting and growing Schmidt’s. Thanks for having me

Malia Spencer (00:15:40):

Awesome. Julia, tell us about yourself.

Julia Song (00:15:44):

Hi everybody. My name is Julia Song. I am the Co-founder and Chief Technology Officer of ESS. So what we do is that, you know, at ESS we design and build large scale batteries. We have those grid scale energy storage systems that use a particular battery that we invented and developed, it’s called an iron flow battery. So what it does, they essentially use iron, salt, and water. The reason we do that is that we want to develop a fundamentally inexpensive, but also non-toxic and also non-flammable battery system that we can use in conjunction with renewable energies and store energy when it’s abundant, and use it when it’s not. And very recently at ESS we actually just announced that we’re going public through a SPAC back deal. So while going into more details later on, but very nice to be here. Thank you for having me

Malia Spencer (00:16:34):

Awesome. And Chaunci, tell us about what you’re up to.

Chaunci King (00:16:38):

Hi, I’m Chaunci King. I am the founder of Royalty Spirits. I’m the first African-American woman on the west coast to own a spirits brand. We produce my route vodka, Rex whiskey, and then we also have cocktails in a can, and premium CBD infused mixers. I am also the co-founder of The Joint, which is Portland’s first CBD, juice, and smoothie bar. And I can get into more detail about that later as well.

Malia Spencer (00:17:05):

Cool. and finally, Nicole, tell us about what you’re up to.

Nicole Schmidt (00:17:11):

Yeah. My name is Nicole Smith. I’m the CEO and founder of Source, which is a construction marketplace. So we’re a B2B marketplace for construction products for every space that you go to when you leave your home. So all those spaces we’ve missed this last year. But we work on everything from hotels to hospitals, to multi-family housing, all kinds of different projects. And we work with architects, designers, developers, and manufacturers to connect them on their projects and help them find what they’re looking for.

Malia Spencer (00:17:46):

Awesome. so to kind of start off, I just wanted to kind of have everybody think about way back when, when you started your business, you know, I’m curious if there was sort of a moment where you realized, “You know what, I got something here. I actually have a business and something to continue to pursue.” So I’m curious, just kind of, you know, when was that and, and kind of, what was it, what was that trigger for you to think that, yeah, I’m going to continue with this and not just have it be a hobby or something that gets left by the wayside? So any anybody wants to jump in on that one or I’ll pick on somebody/

Chaunci King (00:18:24):

I’ll jump in. So I worked in corporate America. I have a degree in psychology. I worked in corporate America for many years as a senior HR analyst, but I’ve always bartended on the side. That’s just like a hobby that I had the whole mixology thing. And I will hear women always complain about like, “We like fruity drinks, but they’re just loaded down with sugar.” Always the complainant, you know, as women, we want a nice drink, but we don’t want the extra calories. So I started playing around with the idea maybe 2013 ish to create something that was light, still had a nice taste, but it wasn’t loaded with the syrup and sugar. And with that came the pear vodka. And at that time there was two other pears on the market, which was Grey Goose and Absolut. So I did like a focus group with friends and just kind of compared what I had mixed up to the two leading brands and they liked mine. I’m like, “Hmm, okay. This is, this could be something.” And so I launched in 2014 and then I think ‘16, it was like, okay, this is a big deal. This is a real business, this is something that I need to stick with. And so we just celebrated our seventh year anniversary in May. And now it’s like, we’ve grown so much with just distribution the different products. So I’m, I’m here to stay.

Malia Spencer (00:19:49):

That’s awesome. Anybody else

Jaime Schmidt (00:19:53):

I’ll jump in? You know, when I started Schmidt’s, I was pregnant. You know, I was actually looking for natural personal care products that one, I could afford cause I was on a strict budget and, two, you know, that, that had a good ingredients listing that I felt comfortable putting in my body. And so started just making my own for fun. I was also sort of going through this identity crisis and trying to find happiness in my work. And I thought, well, if I start dabbling in some side projects and hobbies, maybe I’ll find something that’s fun and inspiring. So these two worlds kind of came together and I started making everything, my lotions, my sunscreens, my shampoos, conditioners and deodorant. And then as I mentioned before, you know, Portland has so much opportunity to get out and sell.

Jaime Schmidt (00:20:38):

So I took advantage of that. Went every farmer’s market I could. And once I started talking to customers and hearing this, you know, lawn, this shared frustration around the natural offerings in the markets, specifically, the deodorant a lot of them just were ineffective. And I, I, I recognize it. Wasn’t just me, you know, seeing this need and this opportunity and customers were coming back from war and reading about the product meant that, you know what I’m gonna, I’m going to go all in. And it was fun because retailers you know, local to Portland were coming up to my booth and asking if I was interested in selling wholesale. And so, you know, some of these opportunities kind of fell into my lap and so the timing was, was perfect and never looked back.

Malia Spencer (00:21:22):

Cool. Julia, how did you guys know that you had something with inventing a new battery?

Julia Song (00:21:27):

I know. So it’s I think one of the things is so Craig and I, we started a yes that’s together. Craig is my husband and also co-founder of ESS. We had worked in Cleantech for probably, you know, 10 to 15 years before we started ESS. And we had always seen a you know, we used to working in fuel cell industry. So for those who are not familiar, it’s like, we’re basically the concept of fuel cell is really amazing. You essentially use hydrogen and oxygen. You can generate electricity, by-Product is water so everything is very clean on paper, but the problem with fuel cells is that in order for that reaction to happen, it requires callus that has to be made out of a precious metal, which are platinum and which is very, very expensive. So one of the things I think for Craig and I, what we’ve learned throughout our past experience is that, you know, in order really for anybody to adopt or for the mass market to adopt a real true clean tech product, it has to be inexpensive, right?

Julia Song (00:22:25):

It has to be economically viable. And at the time when we started, ESS there are just nothing on the market to do that, most of people, you either do say lithium ion batteries, which are expensive. It’s okay, you’re using your cell phone. But if you imagine you have to put thousands of these battery together for the grid, it becomes very expensive and it’s not very safe. And then for fuel cells required precious metal. So what Craig and I wanted to do is that we wanted to develop something that can be truly fundamentally inexpensive, and the way we approached it is a little bit different, right? So the way we thought about it is that the only way to really get something fundamentally inexpensive is to use earth abundant materials. So we kind of started on the harder path in terms of technology development.

Julia Song (00:23:11):

We decided that we’re going to use only earth upon the materials. That’s why we picked iron, salt and water. We want to develop a product that can be based on these fundamental material, but can generate and store electricity. And you know, I think for us, the moment that we knew we may be onto something is that we, this is 2011 when we started kind of writing up onto grants. So the way for Cleantech, oftentimes you start by trying to get some federal or state funding, right? So we submitted a ton of grants application all over the place, kind of pitch our ideas, how think, we can make iron work to store energy. We got rejected a lot of times, but we got, did get selected by one agency and that’s advanced research program agency from department of energy. And so they basically investing about 2.5, $2.1 million upfront with us developing this technology.

Julia Song (00:24:08):

And I think it really, that moment is that when we decide, when we started able to really look at a fundamentals and start really focusing on R and D and under the same RPE grant, when we were able to demonstrate that we can actually cycle this thing that people think is impossible to cycle, we’re able to cycle this battery on and off with thousands of cycles without really any performance loss. I think that was the moment for us is that, Hey, we got something unique. That’s different from anything on the market that can really solve a problem.

Malia Spencer (00:24:39):

Cool, Nicole. How about you?

Nicole Schmidt (00:24:42):

Yeah. So I think the moment that I realized that I was really onto something was about, I want to say like six months after I had officially started the business. But hadn’t quite you know, gone into full launch mode. It also must be something with the last name Schmidt I was pregnant when I decided to do this. So I don’t know, there’s something there. But yeah, so I been in commercial construction, my whole career then on the architecture and design side and then was on the manufacturer side. And a lot of our texts and designers have like libraries in their offices where they have like little samples of carpet and tile and stone. And at the time I was a stone rep and I was updating my materials in one of these libraries. And I slipped on the floor.

Nicole Schmidt (00:25:30):

So there was like, there always a mess, like the worst version of my garage and dropped my box of stone on my head and all kinds of expletives came out and I just started like really digging in and saying like, why is that? Why is 5% GDP? Why is this massive market like selecting important decisions? Like $30 million of tile is getting selected off of this dusty shelf? Like what if, what if we put it on the internet? And so, you know, that was, I ended up teaching myself to code a little bit and started the first version of our platform myself and had gone in like pre-sold some customers tested it out, but about six months sort of into that process I was in a customer’s office and kind of showing them what I had gotten to for a beta.

Nicole Schmidt (00:26:17):

And they, I mean, they all, kicked me out of their office and just said, this is amazing. Go make this happen, like stop being our stone rap. And like, this is exactly what this industry needs. And so I think, you know, very much like the stories of a lot of the other women on this panel is, you know, you do something, you try it a little bit. Test it in the market, right? Like test it with your customers, see what they like and what’s working for them. And when you see that, that glimmer that, you know, oh my gosh, this is solving the exact problem that needs to solve that for me with the moment when I realized, Hey, I can, we can do this. Can be scary, but we can do it.

Malia Spencer (00:26:53):

Right. Well, talking about being scary. I’m curious for each of you, where did you turn for support? You know, either business advice, financial support, emotional support, like were there, you know, people, agencies, organizations that you, that you turned to, I mean kind of, where did you go as you were getting this stuff going? Anybody can jump in,

Jaime Schmidt (00:27:18):

Well, google.com. That was a big LA in growing my business for sure. But of course, you know, the community, especially in Portland, there are so many creatives, makers, you know, entrepreneurs. And so there was always a community of people you know, going through what I was going through. And that was a huge, that was a huge help. Portland has awesome resources like Portland Made. They have Built, there’s just so many opportunities to, to really come together with others and share frustrations and learn. I had support of course, internally with my family and grateful for that. When I see my family, I mean, basically my husband, Chris, who was there kind of growing business alongside me. And but yeah, I mean, you have to, you have to put yourself out there. I think it’s easy as entrepreneurs to get stuck in our heads and just sorta like, not take the time to network and meet other people. But I think by putting in that extra effort, it completely pays off. I could go on forever about that topic, but I’ll stop.

Malia Spencer (00:28:14):

Well, Nicole and Chaunci, you both, you both tapped into the PI network, right?

Chaunci King (00:28:21):

Yeah. So for me, I was introduced to a woman named Linda Winston. And at the time she worked for OEN and she was just like, this was maybe 2015, and she was telling me, oh, you should apply for the PDX startup. And that was Prosper Portland, which They were PDC at the time. So I’m like, okay, cool. And I entered the competition and I was selected. So it was five of us who were selected to get like mentoring in branding, I was selected to get branding from Wyatt and Kennedy, but at first it was just totally Google. I had no clue to what I was doing. I didn’t know anyone in the industry. And it was like, okay, now I have this product, I’m doing all these things. How do I get the help as far as funding? There wasn’t any funding available. Unless you had like, you know, a whole lot of collateral, which a lot of us entrepreneurs don’t have starting out.

Chaunci King (00:29:15):

So I got connected with Prosper. And then from then on, I just met so many different people. I met Rick with PI and Mitch, and I’m still connected with that group. If it wasn’t for me winning that competition, I would not have met all the folks that I’ve had that been just tremendous in this journey. My mentor as well, roots. So I am definitely connected. Yes. And, but resources far as financial resources is scarce, as I’m sure you all know, it’s very hard to get that traditional funding when you’re starting out. So I went through, so my first round, I just told you bootleg, um excuse me bootstrapped, for the first couple of years. And then I hooked up with MESO, and I got my first loan, which helped a lot and they positioned me into a better position where now I can go and get traditional funding if I need it.

Malia Spencer (00:30:14):

Okay. And Julia, did you, were you involved with any of the like, cause there’s some, you know, Cleantech groups in town and things like that, were you involved in those?

Julia Song (00:30:23):

Well, I was going to say, so when Craig and I first started, we actually started doing some experiments in our garage and we quickly, found out apparently if you order too much chemicals, right. And there’s actually, their agencies are coming to your garage and checking to see what are you guys doing? So but that kind of forced, this was early 2011, but they forced us to start looking around for, you know, kind of a, like a business accelerator type of setup for startups. And that was actually the first time we came upon Portland State, a business accelerator. So that’s based on the South Waterfront. And then we went out for interview and that was the first time we met Angela Jackson and the whole Portland Seed Fund group. I, you know, I was going to say that definitely had made a big change for us, right.

Julia Song (00:31:07):

Once we got accepted in PSBA it’s essentially, I don’t know if you have been there probably, but with their building with about 20-30 startups you know, there’s lab space, there’s office space, there are common room where people can hang out. I think that really made a huge difference for us at the very beginning. Right. You get to know kind of the startup environment, the ecosystems meet, they regularly have events and that’s where we start, you know, getting to know more the, kind of the clean tech scene in Oregon and, and start from there and we kind of grow more and more from that point. I think the other thing too, we’re really fortunate with that RPE grant that kind of opens the door for us, for the department of energy, kind of you know, experts and supports from DOE. So between the two you know, the Portland scene and the federal that really helped us to get started at the beginning.

Malia Spencer (00:31:57):

Okay. And Nicole, you were part of, you were part of PI, right?

Nicole Schmidt (00:32:00):

I was. Yeah. and it’s interesting, you know, like when you are looking for those mentors or just, you know, ways to help grow your business, it sounding, there’s a lot of similarities here. It’s like, there’s that one group or person that really helps pull you into the Portland community. I remember Rick DeRosy saying things once that like Portland is aggressively home. And I think that, you know, that the entrepreneurial scene is that same way. So it’s like, you don’t really know what’s there. And then all of a sudden someone’s like, Hey, like there’s a whole bunch of people over here that are willing to help you. And so for me I was part of Accelerate. I think I was the first or second cohort of Accelerate, second cohort. And so that was great. Got me introduced to a whole group of people. I met one of my, you know, current mentors, Caroline from RO ventures there, you know, just introduced me to a whole group of entrepreneurs across the country. And then got introduced through Oregon venture fund to PI and just it’s exactly that thing. Right. You just need that one, that one in, and then there’s this really collaborative community in Portland. There’s someone that knows something about what you’re trying to fix, so,

Malia Spencer (00:33:10):

Right, right. Well, and we, we’ve now touched on it a little bit. I wanted to talk about kind of the funding piece and just to kind of put into context for people who will be watching this as we’ve been writing a lot about the funding gap for startups and small business owners who are not white men, basically. The number, one of the bank lending stats we’ve been looking at is SBA loans. They’re seven a loans, which is still just a sliver of bank lending, but it’s the one that has demographic data attached to it. And so the number of SBA loans to black business owners fell 84% from its peak just before 2008, the 2008 financial crisis. It fell 52% to Hispanic owned businesses and fell 56% to Asian Pacific Islander owned businesses. And then if you look at, you know, venture investing Portland saw record venture investment last year, but just a tiny bit of it went to companies founded by women. In the first quarter of this year, there was nearly $400 million invested, but only about 1% of that went to women, founded businesses in the Portland Metro. And so I’m curious for each of you, you know, what has been your experience accessing capital either for, from bank, from investors, you know, what, what has been, what’s been your experience and kind of, how have you dealt with it? Anybody can jump in.

Chaunci King (00:34:34):

And it was tough the first few years because you don’t have a track history, right? You don’t have, like, you’re not profitable. You’re not really making a whole lot of revenue. So it was really tough. And like I said with me, so they helped out a lot because they understand where we’re coming from on the entrepreneurial side. And then also Prosper. They have a new loan program and they actually lend against your projections, but it’s very, the process is tough. I mean, you have to drop, jump through a lot of hoops in order to secure the funding. I mean, it took me like three months and for small businesses, we need our funding like ASAP, and then I’ve tried like Kickstarter and what was the other one? Indiegogo, Indiegogo, I think, and those really don’t work for me. I didn’t have any success.

Chaunci King (00:35:30):

I feel like you have to really hire someone that knows how to fundraise. So fundraising, they tell you, oh, that’s the best way to go. But in actuality, it’s not because you have to really put the time into fundraise. So how do you put your time in the fundraising and you’re running your business? And then far as investing, I haven’t had that opportunity or for investors. I haven’t had that opportunity yet. And that’s something that I would that’s my next stage is looking at investors because we are growing very fast and I’m over the whole loans because you’re really mad and you’re constantly paying off a loan. So it’s, it’s time to go to the next level.

Malia Spencer (00:36:17):

Yeah. We hear a lot from companies going to, to MESO, and, and organizations like that, that are the, the CDFIs for, for for getting the kind of those first loans

Chaunci King (00:36:30):

And then grants in the liquor industry is they just really don’t exist. A lot of grants for service or arts or product as far as like beauty products, that sort of thing. But alcohol, the grants just don’t exist.

Malia Spencer (00:36:51):

Jamie, what did you do for for Schmidt’s as you were getting that going

Jaime Schmidt (00:36:56):

I actually bootstrapped the business. It’s so hard. It would, I have learned a lot along that journey of doing so, and I, but it’s funny today cause I’m an investor, right? So it’s giving me this, this new perspective around the types of companies that need funding and what stage I think is appropriate for that. Bootstrapping is hard. It’s not for every company. You know, I was fortunate in the sense that I had a slower start to the business, which I think sort of set me up with this mindset to be frugal, to be creative and just really think about building you know, in a way that didn’t require outside capital. I wrote a whole Twitter thread on this recently about, you know, what, what went into doing that and sort of the mindset and the resourcefulness and, and ways to, to pull it off.

Jaime Schmidt (00:37:41):

But I think, a big part of it too was not necessarily some intentional decision. Like, Ooh, I don’t want investors. It was more like, I’m so busy. I might, I can’t take the time to like create a pitch deck and like put myself out there and start, you know, looking for investors. It’s just so much work. And so it’s hard as a startup founder, you know, Chaunci said too, like just making the time. And so I think that’s a big part of my decision to, to bootstrap. Yeah, as an investor now, like I find that’s one of the first things I do is talk founders out of money. You know, people come to me assuming they need the capital, but sometimes we can see the right thing to get them to sort of question that and maybe think about doing it a different way, but lines of credit. Like I definitely couldn’t have gotten there without a little help from the bank. And yeah.

Nicole Schmidt (00:38:27):

Yeah. We, Chaunci, I like how you called it bootleg. I’m going to steal that from you. I, I bootstrapped or bootlegged the company for I want to say it felt more like bootlegging than bootstrapping, so

Malia Spencer (00:38:43):

It’s okay. We’re going to start that.

Nicole Schmidt (00:38:45):

We’re going to start that, that’s starting in Portland now. But you know, we, I definitely, you know try o as much as possible to really understand what type of funding I wanted and what type of business I was growing. And so for me, that, that was the first journey put, you know, my husband and I were, we had some capital, we put into it, not a ton, but a little bit helped. And then we, we did have revenue right away, which was great, right? Like that helps as well. If you’re building something that’s incredibly capital intensive before you can even get revenue, that’s a totally different story. Right. So so for us when I really, we sort of grown Portland to the place where we, we felt like, you know, the tech was stretched farther than we could.

Nicole Schmidt (00:39:32):

All of that, that we were like, okay, we need investment capital to scale the tech and scale the company. And so I raised, I’ve raised a couple of rounds of venture capital since then, and it’s very much a full-time job. Like, you know, it’s okay, I’m going to be raising capital for this like four to six month period. Like that’s my job. So let’s make sure the company is set up to grow during that portion. You know, which the first round there was like me and one other employee. So that was really hard too. And so you know, it’s just that, that constant struggle, I think, to raise capital as a female founder. And like you could layer on top of that, that like, I’m a, I’m a white female founder, right. So like black and Latino women have, I think the latest statistic I read was like 0.6, four of venture capital 0.64% of venture capital.

Nicole Schmidt (00:40:23):

And so you know, there’s, there’s certainly a bulk of it that goes to white men, but, you know, females in general, but then especially, you know, women of color it’s even harder. So yeah, I mean, it was hard. We, you know, I, I have found that it makes the most sense for me to do my research on the funds before I even reach out to them. Like, have they ever invested in a female founder before? Cause like, if not, I know probably not, it’s a waste of time, you know, have they, do they have a female or a person of color or someone on their decision with decision-making abilities in their funds you know, what are, what are the things that I can look at that will make this very hard journey, a little bit easier going into it? And then, you know, do they get with the industry?

Nicole Schmidt (00:41:08):

You know, it’s like, let’s, if there’s a, you know, 10,000 funds to look at, let me find like the top 200 that I think are realistic, that I, that would be interested in me, my story and what, what the company is doing. And so from that, you know, you get 200 “no’s” and two “yes’s”, right? So it, but those two “yes’s” help scale your business and they’re very committed partners and I’m so grateful for the investors that are helping me scale the business because we’re really well aligned, right? Like not just getting money thrown at me from up one side and down the other. So the people that are committed to the business are very well aligned with me and, and the goals of the company.

Malia Spencer (00:41:48):

It’s a lot of research, researching the people you’re pitching just as much as, as they’re probably researching you.

Chaunci King (00:41:55):

And I liked what I would said about people just throwing money out because you get that all the time. They want to throw the money at you, but not want to do the work or have the knowledge about your company. It’s like, you can have the money, but then what, what do we do with it? You know, you still need the support.

Nicole Schmidt (00:42:08):

Yeah, absolutely. And like the investors that I have at the table are like, they’re the first ones I turn to is my board like, “Hey, I’ve got this issue. That’s come up. Like, has any of your portfolio companies come through this before? Have any of you gone through this before? Do you have someone I could talk to that would help me figure this out?” It’s exactly right, Chaunci.

Malia Spencer (00:42:27):

And Julia, with with ESS, I mean, that is capital. I mean, clean tech is capital intensive, upfront. So it sounds like you had a strategy of kind of SBIRs and then into something else?

Julia Song (00:42:39):

Yeah. Yeah. And I think, well, I saw, I was thinking about that question, cause I think, you know, I don’t know what for Nicole and Jamie, if you guys, it sounds like your husband was involved in the starting business. I don’t know, are they part of the co-founders? Cause he, my case, you know, Craig and I, and Craig is a white man, so we do the fundraising together. So I’m not sure, you know, how much of it, like personally, I haven’t really experienced fundraising problem because I am woman minority. But you know, we also have a little bit different path, right. So ways with cleantech how you’re absolutely right. It’s very capital intensive. And in order to do that, I think we have a relatively decent track record with raising non-diluted, you know funding from federal, from the state. We have funding from ONAMI from Oregon BEST.

Julia Song (00:43:29):

We also have funding from RPE. So all these early on funding really allow us to grow quite a bit to the point that we already had a prototype. Then we can go out and raise you know, the venture fund when we went out and raised venture fund. You know, I definitely did not, I did not experience that myself. But again, I do the fund raising with Craig together. Side-By-Side I think actually to be honest, most of the time, the concern the investor would have is not the fact that I’m a woman, more of the fact that we’re married. So they are more concerned with, how is this marriage may potentially affect, you know, in the long run. So there’s more question about that. Yeah. Then the other way around.

Malia Spencer (00:44:10):

Interesting. Okay. And Jamie, you touched on this a little bit, but I’m curious how your experience bootstrapping your company informs how you invest and kind of what you look at as an investor.

Jaime Schmidt (00:44:25):

Yeah, I think, you know, there’s a lot of intention behind every dollar that’s spent you’re bootstrapping. And so as an investor, you know, coming in sort of with that thinking also I was raised very frugally, you know, in the Midwest pretty conservative family who like put, instilled this idea of you know, being, being very careful and cautious with how I spend. So that’s always been a part of me too. So, you know, as an investor, I think that’s just, you know, my blood. And so I think it brings a unique sort of POV sometimes to how, how we spend, but every investor wants to make sure that their money’s going towards something measurable, right? I find too, like, you know, my, I think my operational experience as an investor is, is probably the most valuable, you know, bootstrapped or not. That’s sort of a unique advantage. I think that, that I have is that I’ve been through it from the ground up. And so I’m able to carry that forward, you know, and help the companies that I invest in, you know, as, as Chaunci said, too, like you want, not just the capital, you want to see that the investors actually would do something and that’s, that’s exciting as an investor to be able to help, you know. “Hands in and feet on the ground” I guess they say.

Malia Spencer (00:45:33):

Right, right. You know, and looking at sort of the, the challenges of raising money of accessing, you know, bank lending, I’m curious, and I know it’s none of your jobs, but or maybe it’s Jamie’s job since you’re an investor now, but I’m curious sort of how you, how you would fix this problem. Do you, what do you see that’s wrong that needs to be changed if you could wave a wand tomorrow and, and fix it.

Jaime Schmidt (00:46:00):

Yeah. I, you know, as an investor, I, I talked a lot of other investors too. And like, I just, the trick is in surrounding your people or surrounding yourself with people who don’t look like you and the deal flow just comes. Right. You know, when I did start Color, it was my intention in the beginning to make sure I was prioritizing investments that underrepresented founders, women, and people of color. But then as the fund grew, it just sort of not, that is the deal for that started coming to us naturally because we were just had these people in our circles. Right. And so I think it’s, yes, make it, make it a priority and, you know, put some intention behind it. But if you just surround yourself with people that, you know, that, that look different from you, then the opportunity just comes. There’s a lot that needs to happen I think with media and press covering some of these stories. And then in boards, of course, you know, we need more women representation in the boardrooms, which I think will help. So we have a long way to go. We’re making some progress, I think, but yeah, I’m not in Portland anymore, actually in San Diego. So that’s been an interesting transition too.

Malia Spencer (00:47:03):

How does it and anybody who kind of has experience working outside of Portland, I am always curious, sort of your take on, you know, what’s missing in the Portland ecosystem, you know, how does it compare to other places when either that you’ve lived in worked in, or you know, peers that you’ve talked to. Anybody wants to jump in?

Nicole Schmidt (00:47:24):

I would say that so for me, I’ve only started a business in Portland, so I can only speak to my personal experience from Portland, but for peers that I have in other ecosystems or whatever, I think there’s something uniquely collaborative about Portland. That, that, that, doesn’t always, there’s more competitive natures, I think in some other markets. And so I think that’s a really strong thing that Portland has, and I hope that we can continue to, to foster that as the community continues to grow. One of the things that I think we need more of is we need much more capital in this in this market and in this region that, you know, we’ll, we’ll talk to, you know, funds from New York or Boston or Chicago or Austin or San Francisco or whatever LA you know, and there’s just, they’re like, well, “We’re a pretty small fund. We’re, you know, we’re a 100 million dollar fund.” And and so, you know, I think that this, this region just needs, you know, 10 times the capital that it has today. And, you know, it’s, it’s all of our jobs as entrepreneurs and investors and things to, you know, build companies that, that inspire capital to come to the region and to you know, inspire investors and federal grants or whatever it is. But I think the region needs a lot more capital.

Malia Spencer (00:48:55):

Okay. Otherwise talking about inspiring more capital Julia, I was curious if you could tell us a little bit more about why ESS decided to IPO using this relatively new mechanism, the Special Purpose Acquisition vehicles or SPAC. As far as we could tell is we were right writing about this announcement when you made it. I think ESS would be the first SPAC in Oregon. And so I’m just kinda curious why that was, why you decided to do that.

Julia Song (00:49:25):

Right. you know, I think, well, the first thing is that, you know, we are at a point, well, I think it kind of stepped back a little bit, is that really it’s really, it’s just a market for what we do are changing so rapidly. And we’re kind of at a tipping point. You know, when Craig and I started working on these batteries five, 10 years ago, when we tried to pitch the idea to people that were designing a battery that ran for eight hours or 12 hours, right. Continuously that can connect it to the grid. Most of the time people are, people don’t think you need it right? Most of the time, the customer be “I don’t need a big battery. I need a small battery when there is a little grid disturbance, right? 30 minutes, I need a ride through.”

Julia Song (00:50:06):

So there wasn’t a market there for what we were trying to design. But what has happened in the past five to 10 years is that the market has changed dramatically is that these days, if you go out to any of the utilities, when they are looking for energy storage, they’re asking for eight hours or 12 hours. So where we are at essentially the mark is, we are having this huge market that is available for us to tap into. We have been spending the last 10 years on R & D prototyping. So we have a technology that’s proven we have a technology that’s ready to go to market. Now, it’s that we need this huge amount of capital to really satisfy that need and to really you know, develop a product to deploy the product into the markets and that you know, that kinda need first, if you think about, you know, go back to VC and raise another round of funding, that’s just not going to be enough for us to do what we need to do.

Julia Song (00:51:02):

Number two is that if you go to a traditional IPO that really gets into, I think the, a simplified version of the differences is that a traditional IPO, they, they basically project financials and a company evaluation based on the past, but SPAC is doing the financial, you know, prediction and the company valuation based on the forward looking. So where we are at is a special moment is that in the past, this market didn’t really exist, but the market is coming towards us at a speed at faster than really any other competitors can compete. So we’re at a unique moment so that we, you know, that’s why, you know, if we go the traditional IPO, we wouldn’t be evaluated the same way we’re evaluated right now. Because if you look in the next three to five years with the, all the requirement to decarbonize our grid, to add so much more renewable onto the grid, the potential market for our product is just humongous. So SPAC turned out to be a perfect vehicle for us to get the funding. We need to scale up the business to go to market quickly. So I think it’s just a, you know, really it’s sometimes I tell my team is that we’re at the right moment at the right market with the right product. So it’s really a timing has a lot to do with it. And if things just happen in a way that it allows us to raise the fund, we really need to rapidly move forward.

Malia Spencer (00:52:28):

You hear that so much about the timing and whether or not you, you know, have happened to have the, the thing that the market needs at that. Correct. Second. So, okay. And, you know, kind of talking about markets, I was curious for Chaunci and Nicole, you’re both in industries that were pretty hard hit by the pandemic with shutdowns, I mean, restaurants and bars, construction and real estate development. So I’m curious, how were each of your businesses affected in this last year and kind of, what did you do to respond to that?

Chaunci King (00:53:01):

Well, what we did was we pivoted everything to online sales. So one with the OOCC granting small distilleries to deliver within the state or have in-store pickup that helped a lot. And then I also hooked up with a company that is licensed to ship in almost all the states. So basically my sales funnel through their channels, so I can legally ship wherever. So I really just you know, got on the whole e-commerce side, having an e-commerce business. And then with the restaurants, a lot of our sales come from the restaurants and then the liquor stores, a lot of our sales come from the liquor stores, but when you’re in a pandemic and you’re waiting in line to get a bottle, you’re just getting something quick that you’re familiar with. So with the, on the tastings going away, I mean, just all those things.

Chaunci King (00:53:57):

It’s like, wow, we realize how much we depend on in-person tastings. You know, being on the menus at the restaurants and bars. And then we launched our CBD and non CBD cocktail mixers right before the pandemic. And we went into new seasons and market a choice, but people couldn’t sample it. So it was tough. It’s just now a whole marketing, social media, online game. And we’re still just kind of keeping with that. And we’ve learned to just better prepare ourselves if something like this happens, like that happens again. Hopefully not, but yeah, it was tough. I mean, we didn’t make money for a very long time, a few months. So just thankful that we were able to do the whole online thing, because if we weren’t, we would be, I don’t know if he would be here. Okay.

Malia Spencer (00:54:54):

Nicole, how about you? What, what what did you say with the source?

Nicole Schmidt (00:54:57):

Yeah, so yeah, construction, you know, obviously took a big hit there, a ton of uncertainty in the market. What types of projects are we going to be building when we come out of this? And so we we were in a place where we had just raised a round of capital. And so, you know, we just sat down as a team and assessed like, where’s this market going to be when we come out of this, right? Like we’re not going to be able to change the market over the next, whatever two weeks, however long you can take. But like, that’s what we all thought at the beginning, two weeks off and we’ll be back at work. You know, so, you know, it was like April, we were like, okay, this is, this is going to be a big thing. And so we decided to, you know, build as quickly as we could for the current situation, but always making sure that everything we built in 2020 would position us better when we came out of it.

Nicole Schmidt (00:55:46):

So you know, one of an example of that was we launched same day delivery of sampling. So instead of coming into a library, looking at carpet, looking at tile, looking at countertops, we would deliver those samples to architects and designers homes or wherever they were working. So that was an immense effort. We launched that in like three months, built out the tech for it, barcoded and inventoried, you know, hundreds of thousands of products that were in the library. And that those systems set us up to be able to launch like a more robust marketplace now. And so for us it was like, okay, what can we build? That’s gonna, that’s gonna solve customer’s problems right now that will still exist when we come out of this. And so now we’re seeing that customers are that, you know, our tech designers are doing a lot of flexible work.

Nicole Schmidt (00:56:37):

And so we have this incredibly flexible, really robust offering now, right where we have physical libraries in some cities, and then we can drop it down to your house if that’s where you’re working that day. We have multiple locations. So, you know, we had a couple firms that you know, they have a group of people in Portland and a group of people in Seattle, and they were both working in our offices because they couldn’t quite go back to their offices yet. And they were holding up samples and like, “Hey, what do you think of this one? Or like, what do you think of this? So let me go grab that from the shelf.” And you know, then when they were all done, we’re like, oh, Hey, we’ll deliver it to your office. So, you know, we knew we were doing somethings that would solve problems in the pandemic, but we also were like, this is changing things forever. And we want to make sure we’re building those flexible solutions for, you know, knock on wood. If this happens again and also what the future of work is going to be, so, right,

Malia Spencer (00:57:28):

Right. So we’re almost out a time here, but my last question for you all is something I just started hearing more about a little bit before pandemic, but then definitely in pandemic from folks particularly in kind of the entrepreneurial world about, you know, your own health and wellness and mental health, you know, and I’m curious how each of you kind of just maintain your own mental health as you’re doing this. Cause, you know, it’s exhausting, it’s lonely and, you know, have you figured something out, is it still a work in progress? Sort of how, how are you, how are you able to kind of handle that anybody can jump in, it’s a work in progress for everybody?

Jaime Schmidt (00:58:13):

Yeah it is. I think for me what’s really helped is just cutting myself some slack and others. And that, that was key for me too, in building the business. I think that’s just true in life, right? Like nothing will ever go perfectly or there’s always going to be curve balls and it’s just, don’t expect too much of yourself. And then you have a sense of humor. That’s, that’s been valuable as well. But no, it’s definitely working in progress and every day’s a little different. Yeah.

Nicole Schmidt (00:58:45):

I’ll echo that. I’m definitely cutting myself some slack, like I, gosh, I wish my house was clean every day. I will not show you the floor of like what, what the playroom looks like that I’m currently in, you know, doing this interview. Right. So I think very much like just letting go of things was the lesson that I had to learn. I certainly have, you know, love control of things. And so for me, just learning to let go that, you know, there’s certain things you can’t do. And then just prioritizing like small things for myself. I think as an entrepreneur as a founder, you can certainly get caught up in all the things that have to be done, right? There’s this like never ending list of very important things that are waiting on you. And so, you know, for me, when I started, you know, I think I was probably halfway through the pandemic.

Nicole Schmidt (00:59:39):

I was like, wow, this is like, I need much more self care. Like there, this is not gonna, this is not sustainable. Right. So it was like, okay, I’m gonna start. I’m going to drink water every day. Instead of going all the way from coffee to wine, I’m going to put water in the middle. Right. So you know, just starting with the small things and then creating that one habit and then, and then like, okay, so now I like cut out coffee, like, you know, some, but I know like this is, this is a new thing for me, I’ll have green tea on the weekends or something, but you know, just like this is speaking from somebody who I smiling, but I was not joking, but it was like coffee, the wine. Right. So so, you know, cutting out coffee and having left much less wine, but now I’m going to try it, the pear vodka though. But you know, just starting small and layering on top of that and not saying like, okay, here’s my list of a thousand things I should be doing better. Like just pick one, you can do this week and then pick when you can do. That’s what I learned for me. Like that works for me.

Chaunci King (01:00:42):

I would have to agree with the other ladies just giving myself a break, because again, you’re used to having things in it. We’re used to having things in such an order, right. And structure. And I know for me, that’s how I operate with order and structure. So and then adjusting to my kids, being home with me 24 7. So I had to spike my coffee because it was definitely different, but, and then I didn’t feel bad about hiring a housekeeper to come once a month and just really, you know, do a deep cleaning. Cause first it’s like, no, this is my house, I’m a mom, I should be able to do it all. It’s like, you know, it’s okay to let someone help you. So really just, you know, start counting. Someone told me have you counted your wins? You’re talking about the things that, you know, you want to increase, but have you taken a moment to breathe and count your wins? So I’ve been reminding myself, okay, count my wins. Everything is not going to go as planned. So just kinda, you know, giving myself a pat on the back and finding that work-life balance. And that’s still a work in progress, but just taking it easy, maybe being grateful for the things that’s happening now.

Julia Song (01:02:03):

Yeah. Very similar. I think I completely agree. I think, you know, one of the things I also, I throughout this last 10 years, we also had added like three kids, you know? So it’s like running a business, raising three young children. And I think one of the things I learned from, I think when we first started ESS, maybe that’s the first time we started business. So in my head, I felt like, “Hey, I had this plan, you know, in five years we’re going to go public or in five years, we’ll go”. And then having, well me watching my kids growing up, I think I’ve actually learned to be, you know, living in the moment, same as a business, you know, instead of continuously worrying about what the business is going to go is really be living the day to day. What are we, what are we trying to solve today?

Julia Song (01:02:46):

What’s the problem come up rather than boring, constantly in the worrying mode is really be, you know, living in the moment and allow the business to grow. Sometimes I think of the business, almost like a kids too, right? A lot of the business to go through its natural growth rather than putting all these schedule for them to meet at a certain time. So, you know, those are the things I’ve learned through all this past experience, especially during the pandemic, right? With the kids, staying at home, no school, no daycare, and then try to run the business and survive through pandemic. It was certainly taught us and taught myself a lot.

Malia Spencer (01:03:23):

Yeah. I think it taught everybody a lot. But we’re just about out of time here, so thank you all very much for your time. I know you all very busy people. So this was this was great and hopefully we’ll, we’ll all chat again soon, sometime individually and stuff like that. So thanks. Nice to meet everyone.

Julia Song (01:03:45):

Nice meeting, hopefully we’ll meet in person.

Nicole Schmidt (01:03:49):

Be in person and thanks for your time, Malia, you are very busy yourself as well. You have a lot going on all the time.

Malia Spencer (01:03:59):

But yeah, and so this’ll be I believe that August, I thought it was going to be the July power breakfast, but I believe it’s the August power breakfast now. So that’ll be I’ll, I’ll send the link or the information when it gets, when the marketing and stuff starts for it. But yeah. Thank you all very much and have a good rest of your afternoon. Bye.

Additional Information and Where to Find It

This communication is being made in respect of the proposed transaction involving ESS and ACON S2 Acquisition Corp. (“ACON S2”). A full description of the terms of the transaction is provided in the registration statement on Form S-4 (File No. 333-257232) filed with the SEC by ACON S2 that includes a prospectus with respect to the combined company’s securities to be issued in connection with the business combination and a proxy statement with respect to the shareholder meeting of ACON S2 to vote on the business combination. ACON S2 urges its investors, shareholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about ACON S2, ESS and the transaction. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of ACON S2 as of a record date to be established for voting on the proposed business combination. Once available, shareholders will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: ACON S2, 1133 Connecticut Avenue NW Suite 700, Washington, DC 20036. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

ACON S2 and ESS and their respective directors and officers may be deemed to be participants in the solicitation of proxies from ACON S2’s stockholders in connection with the proposed transaction. Information about ACON S2’s directors and executive officers and their ownership of ACON S2’s securities is set forth in ACON S2’s filings with the SEC. To the extent that holdings of ACON S2’s securities have changed since the amounts printed in ACON S2’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/consent solicitation statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of ACON S2, ESS or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements, including statements regarding ACON S2’s, ESS’ or their management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future. The words “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intends”, “may”, “might”, “plan”, “possible”, “potential”, “predict”, “project”, “should”, “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are based on ACON S2’s and ESS’ current expectations and beliefs concerning future developments and their potential effects on ACON S2, ESS or any successor entity of the proposed transactions. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including but not limited to: (i) the risk that the proposed transactions may not be completed in a timely manner or at all, which may adversely affect the price of ACON S2’s securities, (ii) the failure to satisfy the conditions to the consummation of the proposed transactions, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination, (iv) the effect of the announcement or pendency of the proposed transactions on ESS’ business relationships, operating results and business generally, (v) risks that the proposed transactions disrupt current plans and operations of ESS, (vi) changes in the competitive and highly regulated industries in which ESS plans to operate, variations in operating performance across competitors, changes in laws and regulations affecting ESS’ business and changes in the combined capital structure and (vii) the ability to implement business plans, forecasts and other expectations after the completion of the proposed transactions, and identify and realize additional opportunities. There can be no assurance that the future developments affecting ACON S2, ESS or any successor entity of the proposed transactions will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond ACON S2’s or ESS’ control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ACON S2’s registration statement on Form S-1 (File No. 333-248515), the registration statement on Form S-4 (File No. 333-257232) filed in connection with the business combination, and other documents filed by ACON S2 from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Except as required by law, ACON S2 and ESS are not undertaking any obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise. Neither ACON S2 nor ESS gives any assurance that either the ACON S2 or ESS, or the combined company, will achieve its expectations.